Exhibit 99.1

Acacia Research Reports Third Quarter 2022 Financial Results

New York, NY, November 10, 2022 - Acacia Research Corporation (Nasdaq: ACTG) (“Acacia” or the “Company”) today reported financial results for the three and nine months ended September 30, 2022.

Key Business Highlights
•Completed an agreement to streamline the Company’s capital structure, further strengthen its financial position, and position it as a unique corporate acquisition platform backed by Starboard Value LP (“Starboard”).
•Gavin Molinelli, Partner and Portfolio Manager at Starboard, has joined Acacia’s Board of Directors (the “Board”) as Chairman.
•Generated $15.9 million in consolidated revenue for the quarter, up from $1.6 million in revenue in the third quarter of 2021.
•Recorded $36.1 million in realized gains from the sale of our equity securities during the quarter, driven primarily by continued harvesting of gains in the Life Science Portfolio.
•Realized and unrealized gains from the Life Science portfolio totaled $265 million at September 30, 2022, based on the value of public holdings and the carrying value of the Private Securities.
•Repaid $55.0 million in Senior Secured Notes held by Starboard during the quarter.
•Repurchased $11.5 million shares during the third quarter, completing the Company’s $40.0 million stock repurchase program.

Third Quarter 2022 Financial Highlights
(In millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Intellectual property operations	$6.3	$1.6	$17.0	$24.8
Industrial operations	9.6	—	29.1	—
Total revenues	$15.9	$1.6	$46.1	$24.8
Operating loss	$(11.4)	$(12.7)	$(25.5)	$(16.8)
Unrealized gains (losses) [1]	$(36.4)	$66.5	$(266.2)	$115.5
Realized gains	$36.1	$37.7	$114.4	$53.1
Non-cash derivative liability (loss) [2]	$41.6	$0.6	$34.6	$(203.9)
GAAP Net income (loss)	$28.1	$89.8	$(106.7)	$(55.0)
GAAP Diluted income (loss) per share	$0.02	$0.86	$(2.63)	$(1.20)

[1] Unrealized gains and (losses) are related to the change in fair value of equity securities as of the end of the reported period.
[2] The non-cash derivative liability (loss) is related to the change in fair value of Acacia’s Series A and B warrants and embedded derivatives.

Martin D. McNulty, Jr. “MJ”, Interim Chief Executive Officer, stated, “During the quarter, Acacia and Starboard completed the process of establishing a well-capitalized and differentiated corporate acquisition vehicle. As part of this process, Acacia’s capital structure has been significantly streamlined, and we now have a platform that can scale, working with partners to complete complex or large transactions, and taking full advantage of opportunities in our target markets.”
“The ongoing market turmoil continues to affect relative valuations, and our pipeline of potential transactions is the largest and strongest it has been,” added Mr. McNulty. “We maintain rigor in our evaluation process, but we are moving methodically to pursue acquisitions of attractive businesses we would like to own. The new Acacia comprises a strong capital base and a talented team of professionals who are actively identifying, evaluating and advancing opportunities to grow our business.”
Third Quarter 2022 Financial Summary:
•Total revenues were $15.9 million, compared to $1.6 million in the same quarter last year.
◦Printronix generated $9.6 million in revenue in the quarter.
◦The Intellectual Property business generated $6.3 million in licensing and other revenue during the quarter, compared to $1.6 million in the same quarter last year.
•General and administrative expenses were $15.0 million, compared to $10.3 million in the same quarter of last year due to the inclusion of Printronix operating expenses and increased parent business development expense.
•Operating loss of $11.4 million, compared to an operating loss of $12.7 million in the same quarter of last year, with the improvement due to higher intellectual property revenue and profit.
◦Printronix contributed $0.4 million in operating income.
•GAAP net income of $28.1 million, or $0.02 per diluted share, compared to GAAP net income of $89.8 million, or $0.86 per diluted share, in the third quarter of last year.
◦Net income included $36.1 million in realized gains, offset by $36.4 million in unrealized losses, related to the decline in share price of certain holdings, as well as the reversal of unrealized gains previously recorded for shares sold during the quarter for realized gains.
◦The Company recognized non-cash income of $41.6 million related to the change in fair value of the Starboard warrants and embedded derivative liabilities due to the decline in Acacia’s stock price during the quarter.
◦During the third quarter last year, Acacia recognized $101 million in realized and unrealized gains in the value of the life sciences portfolio, primarily related to the IPO of Oxford Nanopore in September, 2021.

Life Sciences Portfolio
Acacia has generated $452.3 million in proceeds from sales and royalties of the Life Sciences Portfolio through September 30, 2022, which was purchased for an aggregate price of $297 million. The remaining positions in the Life Sciences Portfolio represent $109.4 million in book value as shown below:
Public Securities
Based on Market Value (at September 30, 2022)

Company	Ticker	Number of Shares	Value

Oxford Nanopore Technologies plc	LSE: ONT	7.9 mm	$22.5 mm
Arix Bioscience plc	LSE: ARIX	29.0 mm	$33.8 mm
Total Public Holdings			$56.3 mm
Private Securities
Based on Cost or Equity Accounting Value (at September 30, 2022)

Company	Ownership Percentage	Value

Viamet Pharmaceuticals, Inc. [1]	26%
AMO Pharma	18%	$53.1 mm
NovaBiotics	4%
Total Private Holdings		$53.1 mm
(1) Viamet value is based on equity method accounting, reflecting Acacia’s share of Viamet through ownership of MalinJ1.

Balance Sheet and Capital Structure
•Cash, cash equivalents and equity investments measured at fair value totaled $323.3 million at September 30, 2022 compared to $670.7 million at December 31, 2021. During the first nine months of 2022, Acacia has repaid $120.0 million in principal amount of Senior Secured Notes held by Starboard, and repurchased $51 million in Acacia shares.

•Equity securities without readily determinable fair value totaled $5.8 million at September 30, 2022, which amount was unchanged from December 31, 2021.
•Investment securities representing equity method investments totaled $47.3 million at September 30, 2022 (net of noncontrolling interests), compared to $19.9 million at December 31, 2021. The increase relates to milestone payments earned by MalinJ1 through its interest in Viamet, but not yet received. Acacia owns 64% of MalinJ1.
•Total indebtedness, which represents the Senior Secured Notes issued to Starboard, was $61.4 million at September 30, 2022. During the third quarter, the Company repaid $55.0 million in Starboard Notes.
•The Company’s book value totaled $282.5 million, or $7.33 per share, at September 30, 2022, compared to $268.2 million, or $6.60 per share at June 30, 2022, and $430.5 million, or $8.80 per share, at December 31, 2021. Acacia’s book value reflects the impact of the outstanding warrant and embedded derivative liabilities.
•Assuming the full impact of the recapitalization transactions under the recently announced agreement with Starboard, Acacia’s pro forma book value would rise to $520.1 million, or $5.22 per share.

Pro Forma Book Value and Changes to Derivative Valuations
At September 30, 2022, book value was $282.5 million and there were 38.5 million shares of common stock outstanding, for a book value per share of $7.33, compared to $268.2 million, or $6.60 per share at June 30, 2022 and $430.5 million, or $8.80 per share at December 31, 2021. The decrease in book value since December 31, 2021 is due to the decline in the fair value of certain assets. Total liabilities for warrants and convertible preferred stock to be eliminated upon exercise or expiration of all such warrants and convertible preferred stock were $91.5 million at September 30, 2022.

Book value and book value per share calculations are performed in accordance with GAAP. The calculation of book value under GAAP requires the Company to reflect the impact of liabilities associated with potential issuances of shares related to the exercise of the Company’s Series A and Series B warrants and conversion of the Company’s Series A preferred stock. The value of those liabilities varies over time based on fluctuations in the trading price of the Common Stock. The agreement reached with Starboard to streamline the Company’s capital structure and strengthen its financial position (the “recapitalization transactions”) is expected to eliminate all of these instruments over time, and will therefore eliminate the associated liabilities.

Management believes that providing investors with a presentation of pro forma book value and pro forma book value per share that reflect the anticipated impact of the completion of each component of the recapitalization transactions may assist investors in understanding the Company’s financial condition and capital structure (see below for a description of the material components of the recapitalization transactions). However, these pro forma calculations have limitations and should not be considered in isolation or as a substitute for the actual book value and book value per share amounts reflected in the Company’s balance sheet at September 30, 2022. For example, there is considerable uncertainty regarding the timing and completion of the recapitalization transactions, and it is possible that certain aspects of the transactions will not be completed, or will be completed on terms that are different from the Company’s current expectations, which could result in material changes to the Company’s pro forma book value and pro forma book value per share calculations.

Book value at September 30, 2022 reflects the following:

•$60.0 million in principal amount of Senior Secured Notes issued to Starboard, all of which may be used to exercise Series B warrants at $3.65 per share;
•$35.0 million in face value ($18.5 million in book value) of Series A preferred stock issued to Starboard; and
•$91.5 million of warrants and embedded derivative liabilities associated with all preferred stock and warrants held by Starboard, to be eliminated upon exercise or expiration of all such warrants and preferred stock.

Upon completion of the recapitalization transactions with Starboard:

•$18.3 million of cash would be added upon exercise of the remaining Series A warrants, and 5.0 million shares of common stock would be issued;
•Starboard will purchase 15.0 million new shares in a proposed rights offering, at $5.25 per share, for total proceeds of $78.8 million in the first quarter of 2023;
•$35.0 million in face value of Series A preferred stock would be eliminated, and 9.6 million shares of common stock would be issued in June 2023, following Acacia’s Annual Meeting of Stockholders;
•$61.4 million of liabilities attributable to the Senior Secured Notes would be eliminated, and Starboard would invest an additional $55.0 million in cash related to the Series B warrant exercise, and 31.5 million shares of common stock would be issued in July 2023;
•$91.5 million of warrant and embedded derivative liabilities attributable to the Series A Warrants, Series B warrants and Series A preferred stock would be eliminated by July 2023;
•Acacia would pay Starboard a total of $75.0 million as consideration for early exercise of the Series A warrants, Series B warrants, and convertible preferred stock, by July 2023; and
•Acacia will incur transaction costs associated with the negotiation and consummation of the recapitalization transactions.

The expected impact of the completion of the recapitalization transactions would be an incremental $237.6 million in book value, and an incremental 61.1 million of shares outstanding. Assuming such completion, pro forma book value would be $520.1 million, and diluted shares outstanding would be 99.6 million, resulting in pro forma book value per share of $5.22 at September 30, 2022.

See Attachment A which illustrates the anticipated sequential impact of each component of the recapitalization transactions on pro forma book value and pro forma book value per share through the expected date of completion of such transactions through July 2023.

In previous quarterly reports, prior to the approval of the recapitalization transactions, Acacia had presented a similar pro forma book value per share calculation assuming the exercise of all outstanding Series A and Series B warrants, as well as the conversion of the Series A preferred stock. This resulted in a reported pro forma book value per share of $5.87 at June 30, 2022, $5.91 at March 31, 2022, and $6.51 at December 31, 2021. The $5.25 per share cash exercise feature of 68.5 million Series B warrants expired on October 28, 2022.

Share Repurchase Program

During the third quarter, the Company completed its $40.0 million stock repurchase program by acquiring 2.3 million shares at an average price of $4.98 per share, for a total investment of $11.5 million. With the completion of the previously authorized program, the Board will continue to evaluate uses of capital in the future.

Investor Conference Call
The Company will host a conference call today, November 10, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time).

To access the live call, please dial 888-506-0062 (U.S. and Canada) or 973-528-0011 (international) and if requested, reference conference ID 536777. The conference call will also be simultaneously webcasted on the investor relations section of the Company’s website at http://www.acaciaresearch.com under Events & Presentations. Following the conclusion of the live call, a replay of the webcast will be available on the Company's website for at least 30 days.

About the Company

Acacia is a permanent capital platform with a strategy to purchase businesses based on the differentials between public and private market valuations. Acacia leverages its (i) access to flexible capital that can be deployed opportunistically as a result of its strategic partnership with Starboard, (ii) disciplined focus on identifying opportunities where it can be an advantaged buyer, initiate a transaction opportunity spontaneously, avoid a traditional sale process and complete the purchase of a business, division or other asset at an attractive price, (iii) willingness to invest across industries and in off-the-run, often misunderstood assets that suffer from a complexity or multi-factor discount, (iv) relationships and partnership abilities across functions and sectors, and (v) strong expertise in corporate governance and operational transformation. Acacia seeks to identify opportunities where it believes it is an advantaged buyer, where it can avoid structured sale processes and create the opportunity to purchase businesses, divisions and/or assets of companies at an attractive price due to Acacia’s unique capabilities, relationships or expertise, or Acacia believes the target would be worth more to it than to other buyers. Additional information about Acacia and its subsidiaries is available at www.acaciaresearch.com.

Additional Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed transaction between the Company and Starboard. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, the Company plans to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction. The Company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that may be filed by the Company with the SEC. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the proxy statement and other documents the Company files with the SEC (when available) through the website maintained by the SEC at www.sec.gov or on the Company’s investor relations website at https://www.acaciaresearch.com/#InvestorRelations as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K filed on March 31, 2022 (the “Annual Report”). To the extent the holdings of the Company’s securities by the Company’s directors and executive officers have changed since the amounts set forth in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the investor relations page of the Company’s website at https://www.acaciaresearch.com/#InvestorRelations.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current expectations and speak only as of the date hereof. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including the Company’s ability to successfully implement its strategic plan, the ability to complete the transactions contemplated by the recently announced Recapitalization Agreement and changes to our relationship and arrangements with Starboard Value LP, the ability to successfully identify and complete strategic acquisitions of businesses, divisions, and/or assets, the ability to successfully develop licensing programs and attract new business, changes in demand for current and future intellectual property rights, legislative, regulatory and competitive developments addressing licensing and enforcement of patents and/or intellectual property in general, general economic conditions, including the impact of the COVID-19 pandemic, and the success of the Company’s investments. The Company’s Annual Report on Form 10-K, and other SEC filings discuss some of the important risks and uncertainties that may affect the Company’s business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

The results achieved by the Company in prior periods are not necessarily indicative of the results to be achieved by us in any subsequent periods. It is currently anticipated that the Company’s financial results will vary, and may vary significantly, from quarter to quarter.

Investor Contact:
FNK IR
Rob Fink, 646-809-4048
rob@fnkir.com

ACACIA RESEARCH CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$241,874	$308,943
Equity securities at fair value	81,384	361,778
Equity securities without readily determinable fair value	5,816	5,816
Investment securities - equity method investments	72,106	30,934
Accounts receivable, net	7,040	9,517
Inventories, net	13,802	8,930
Prepaid expenses and other current assets	5,173	4,764
Total current assets	427,195	730,682

Long-term restricted cash	—	418
Property, plant and equipment, net	3,700	4,183
Goodwill	7,470	7,470
Other intangible assets, net	39,692	48,793
Leased right-of-use assets	2,393	2,027
Other non-current assets	4,819	5,283
Total assets	$485,269	$798,856

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,097	$5,440
Accrued expenses and other current liabilities	9,258	6,227
Accrued compensation	5,070	3,698
Royalties and contingent legal fees payable	3,259	2,463
Deferred revenue	1,403	1,114
Senior secured notes payable	61,350	181,248
Total current liabilities	85,437	200,190

Deferred revenue, net of current portion	665	581
Series A warrant liabilities	9,396	11,291
Series A embedded derivative liabilities	22,389	18,448
Series B warrant liabilities	59,742	96,378
Long-term lease liabilities	2,186	2,027
Deferred income tax liabilities, net	2,710	18,552
Other long-term liabilities	1,781	6,161
Total liabilities	184,306	353,628

Commitments and contingencies

Series A redeemable convertible preferred stock, par value $0.001 per share; stated value $100 per share; 350,000 shares authorized, issued and outstanding as of September 30, 2022 and December 31, 2021; aggregate liquidation preference of $35,000 as of September 30, 2022 and December 31, 2021	18,482	14,753

Stockholders' equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.001 per share; 300,000,000 shares authorized; 38,540,276 and 48,807,748 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	38	49
Treasury stock, at cost, 16,183,703 and 5,388,469 shares as of September 30, 2022 and December 31, 2021, respectively	(98,258)	(47,281)
Additional paid-in capital	644,329	648,389
Accumulated deficit	(288,403)	(181,724)
Total Acacia Research Corporation stockholders' equity	257,706	419,433

Noncontrolling interests	24,775	11,042

Total stockholders' equity	282,481	430,475

Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$485,269	$798,856

ACACIA RESEARCH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenues:
Intellectual property operations	$6,320	$1,582	$16,997	$24,785
Industrial operations	9,558	—	29,105	—
Total revenues	15,878	1,582	46,102	24,785

Costs and expenses:
Cost of revenues - intellectual property operations	5,282	3,959	14,480	18,525
Cost of sales - industrial operations	4,648	—	13,432	—
Engineering and development expenses - industrial operations	156	—	491	—
Sales and marketing expenses - industrial operations	2,119	—	6,429	—
General and administrative expenses	15,038	10,345	36,813	23,014
Total costs and expenses	27,243	14,304	71,645	41,539
Operating loss	(11,365)	(12,722)	(25,543)	(16,754)

Other (expense) income:
Equity securities investments:
Change in fair value of equity securities	(36,352)	66,502	(266,202)	115,509
Gain on sale of equity securities	36,060	37,688	114,434	53,124
Earnings on equity investment in joint venture	850	—	42,935	2,737
Net realized and unrealized gain (loss)	558	104,190	(108,833)	171,370
Change in fair value of investment	—	—	—	(2,752)
Gain on sale of investment	—	—	—	3,591
Change in fair value of the Series A and B warrants and embedded derivatives	41,638	619	34,590	(203,866)
Loss on foreign currency exchange	(1,905)	(17)	(4,532)	(193)
Interest expense on Senior Secured Notes	(1,072)	(2,378)	(5,532)	(5,142)
Interest income and other, net	1,221	76	3,091	135
Total other income (expense)	40,440	102,490	(81,216)	(36,857)

Income (loss) before income taxes	29,075	89,768	(106,759)	(53,611)

Income tax (expense) benefit	(679)	(11)	14,399	(531)

Net income (loss) including noncontrolling interests in subsidiaries	28,396	89,757	(92,360)	(54,142)

Net income attributable to noncontrolling interests in subsidiaries	(306)	—	(14,319)	(906)

Net income (loss) attributable to Acacia Research Corporation	$28,090	$89,757	$(106,679)	$(55,048)

Income (loss) per share:
Net income (loss) attributable to common stockholders - Basic	$20,587	$73,110	$(112,507)	$(58,595)
Weighted average number of shares outstanding - Basic	38,052,426	48,949,504	42,830,700	48,759,873
Basic net income (loss) per common share	$0.54	$1.49	$(2.63)	$(1.20)
Net income (loss) attributable to common stockholders - Diluted	$1,539	$80,308	$(112,507)	$(58,595)
Weighted average number of shares outstanding - Diluted	71,164,236	93,081,502	42,830,700	48,759,873
Diluted net income (loss) per common share	$0.02	$0.86	$(2.63)	$(1.20)

Attachment A

The following table illustrates the anticipated sequential impact of each component of the recapitalization transactions on pro forma book value through the expected completion of such transactions through July 2023:

Pro Forma Book Value at 9/30/2022		Q4-22					Q1-23		Q2-23			Q3-23
$ in Millions	Basic	Series A Warrants Exercised	Series A Payment*	Remove Liability	Transaction Fees	12/31/22 Fully Diluted	Rights Offering**	3/31/23 Fully Diluted	Series A Preferred Converted	Remove Liability	6/30/23 Fully Diluted	Senior Secured Notes Converted	Series B Warrants Exercised	Series B Payment*	Remove Liability	9/30/23 Fully Diluted

Cash and cash equivalents	241.9	18.3	(9.0)		(9.4)	241.8	78.8	320.5			320.5	(1.4)	55.0	(66.0)		308.2
Equity securities at fair value	81.4					81.4		81.4			81.4					81.4
Equity securities without readily determinable fair value	5.8					5.8		5.8			5.8					5.8
Investment securities - equity method investments	72.1					72.1		72.1			72.1					72.1
Other assets	84.1					84.1		84.1			84.1					84.1
Total assets	485.3	18.3	(9.0)	-	(9.4)	485.2	78.8	563.9	-	-	563.9	(1.4)	55.0	(66.0)	-	551.5

Notes payable	(61.4)					(61.4)		(61.4)			(61.4)	61.4				-
Warrant and derivative liabilities	(91.5)			9.4		(82.1)		(82.1)		22.4	(59.7)				59.7	-
Other liabilities	(31.4)					(31.4)		(31.4)			(31.4)					(31.4)
Total liabilities	(184.3)	-	-	9.4	-	(174.9)	-	(174.9)	-	22.4	(152.5)	61.4	-	-	59.7	(31.4)

Preferred stock	(18.5)					(18.5)		(18.5)	18.5		-					-
Total liabilities and preferred stock	(202.8)	-	-	9.4	-	(193.4)	-	(193.4)	18.5	22.4	(152.5)	61.4	-	-	59.7	(31.4)

Book value - stockholders equity	282.5	18.3	(9.0)	9.4	(9.4)	291.8	78.8	370.5	18.5	22.4	411.4	60.0	55.0	(66.0)	59.7	520.1
Shares outstanding - basic	38.5	5.0	-	-	-	43.5	15.0	58.5	9.6	-	68.1	16.4	15.1	-	-	99.6
Book value per share																5.22

KPIs:
Cash and cash equivalents	241.9					241.8		320.5			320.5					308.2
Cash and equity securities at fair value	323.3					323.1		401.9			401.9					389.5
Cash and equity securities at fair value / share																3.91

*Note: This amount reflects a portion of the $75.0 million payment the Company intends to make to Starboard in consideration for the early exercise of the Series A warrants, Series B warrants, and convertible preferred stock.

**Note: The amounts in this column assume Starboard purchases an aggregate of 15.0 million shares in the rights offering and further assume no participation in the rights offering by any other stockholders.